SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VANTAGE DRILLING COMPANY

(Name of Subject Company (issuer))

VANTAGE DRILLING COMPANY

(Names of Filing Persons (issuer))

7.875% Senior Convertible Notes due 2042

(Title of Class of Securities)

G93205 AA3

(CUSIP Number of Class of Securities)

Douglas G. Smith

Chief Financial Officer and Treasurer

Vantage Drilling Company

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(281) 404-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua P. Agrons

Norton Rose Fulbright US LLP

1301 McKinney Street, Suite 5100

Houston, Texas 77010

(713) 651-5151

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,856,000	$215.67

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 7.875% Senior Convertible Notes due 2042, as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 29, 2015, there was $1,856,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $1,856,000.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 1.	Summary Term Sheet.

The following are answers to some of the questions that you may have about the Optional Put Repurchase Offer (as defined below). To understand the Optional Put Repurchase Offer fully and for a more complete description of the terms of the Optional Put Repurchase Offer, we urge you to read carefully the remainder of this Tender Offer Statement on Schedule TO (this “Offer Statement”) and the accompanying Company Notice and Optional Put Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

Unless we have indicated otherwise, references in this summary and the remainder of this document to “the Company,” “Vantage,” “we,” “us” and “our” or similar terms are to Vantage Drilling Company, a Cayman Islands exempted company.

•	Who is offering to purchase my Notes?

Vantage is offering to repurchase all of the outstanding 7.875% Senior Convertible Notes due 2042 issued by it on August 21, 2012 (the “Notes”) that are validly and timely surrendered for repurchase at the option of the holders thereof (the “Optional Put Repurchase Offer”). We issued the Notes under an Indenture dated as of August 21, 2012 (the “Base Indenture”), between us and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of August 21, 2012 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), between us and the Trustee. As of July 29, 2015, there was $1,856,000 in aggregate principal amount of Notes outstanding. (See Pages 5-11)

•	Why are you making the Optional Put Repurchase Offer?

We are required to make the Optional Put Repurchase Offer pursuant to the Notes and Sections 10.02 and 10.03 of the First Supplemental Indenture. (See Page 5)

•	How much are you offering to pay?

Under the terms of the Notes and Section 10.03 of the First Supplemental Indenture, each holder of the Notes may require us to repurchase its Notes as of September 1, 2015 (the “Optional Put Repurchase Date”) at a repurchase price (the “Optional Put Repurchase Price”) equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest thereon, if any, to (but excluding) the Optional Put Repurchase Date. The Optional Put Repurchase Date is an Interest Payment Date under the terms of the Notes and the Indenture. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to record holders as of 5:00 p.m., New York City time, on August 15, 2015, and we expect that there will be no accrued and unpaid interest due as part of the Optional Put Repurchase Price. If the Trustee, as paying agent (the “Paying Agent”) holds, in accordance with the terms of the First Supplemental Indenture, cash sufficient to pay the Optional Put Repurchase Price of such Notes to be repurchased on the Optional Put Repurchase Date, then on and after such date, such repurchased Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not book-entry transfer of such Notes is made or such Notes are delivered to the Paying Agent, and all other rights of such holder with respect to such Notes shall terminate (other than the right to receive the Optional Put Repurchase Price and previously accrued interest, if any, upon delivery or transfer of the Notes). (See Page 5)

•	What is the form of payment?

Under the terms of the Notes and the Indenture, we are required to pay the Optional Put Repurchase Price in cash. (See Page 5)

•	Are the Notes convertible into Ordinary Shares?

Yes. As a holder of Notes, you may surrender all or a portion of your Notes, so long as the portion to be converted is $2,000 in principal amount of the Notes or an integral multiple of $1,000 thereof, for conversion into the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”). We may settle, at our election, any Notes surrendered for conversion in Ordinary Shares, cash or a combination of Ordinary Shares and cash.

The current conversion rate of the Notes is 476.1905 Ordinary Shares per $1,000 principal amount of the Notes, which is equal to a current conversion price of approximately $2.10 per share. The conversion rate is subject to adjustment in certain events. We will deliver cash in lieu of any fractional shares. If you have already delivered an Optional Put Repurchase Notice with respect to a Note, you may not surrender that Note for conversion unless and until you have validly withdrawn the Optional Put Repurchase Notice before the expiration of the Optional Put Repurchase Offer in accordance with the Indenture. (See Page 4)

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Ordinary Shares and the market for similar securities. As discussed in the preceding paragraph, the Notes are currently convertible into cash and/or Ordinary Shares, as applicable, at a conversion rate of 476.1905 Ordinary Shares per $1,000 principal amount of the Notes. This represents a current conversion price per share of approximately $2.10. Our Ordinary Shares, into which the Notes are convertible, are listed on the NYSE MKT under the symbol “VTG”. On July 28, 2015, the last reported sales price of our Ordinary Shares on the NYSE MKT was $0.15 per share. The range of high and low quarterly sales prices of our Ordinary Shares on the NYSE MKT since January 1, 2013 is provided on page 4 of this Offer Statement. To the extent available, holders are urged to obtain current market information for the Notes and our Ordinary Shares prior to making any decision with respect to the Optional Put Repurchase Offer. (See Page 5)

•	What does your board of directors think of the Optional Put Repurchase Offer?

Our board of directors has not made any recommendation as to whether you should surrender your Notes for repurchase. You must make your own decision whether to surrender your Notes for repurchase and, if so, the number of Notes to surrender. (See Page 6)

•	When does the Optional Put Repurchase Offer expire?

The Optional Put Repurchase Offer expires at 5:00 p.m., New York City time, on August 31, 2015. We do not plan to extend the period you have to accept the Optional Put Repurchase Offer unless required to do so by federal securities laws. (See Page 6)

•	How do I surrender my Notes?

To surrender your Notes for repurchase pursuant to the Optional Put Repurchase Offer, you must deliver the following documents to the Paying Agent no later than 5:00 p.m., New York City time, on August 31, 2015:

•	Holders who are participants in The Depository Trust Company (“DTC”) may surrender their Notes electronically pursuant to the terms and procedures of the Automated Tender Offer Program (the “ATOP”). Holders surrendering through DTC need not submit a physical Optional Put Repurchase Notice to the Paying Agent if those holders comply with DTC’s transmittal procedures. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Optional Put Repurchase Offer set forth in the Optional Put Repurchase Notice.

•	Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their Notes and instruct that nominee to surrender the Notes on the holders’ behalf.

•	Holders whose Notes are held in certificated form must properly complete and execute the Optional Put Repurchase Notice, in the form attached to the Company Notice delivered with this Offer Statement.

The applicable Notes will not be considered surrendered and payment in connection with the repurchase will not be made until the applicable Notes are delivered to the Paying Agent. Payment in connection with the repurchase will not be made until such Notes are delivered to the Paying Agent. The Paying Agent will return to the Company any cash relating to the repurchased Notes that remains unclaimed for two years, together with interest, if any, on such cash.

You bear the risk of untimely delivery of your Optional Put Repurchase Notice and surrender of your Notes. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on August 31, 2015. (See Pages 6-7)

•	If I surrender my Notes, when will I receive payment for my Notes?

We will accept for payment all Notes validly surrendered for repurchase and not timely withdrawn immediately upon expiration of the Optional Put Repurchase Offer. We will forward to the Paying Agent, before 11:00 a.m., New York City time, on the Optional Put Repurchase Date, the appropriate amount of cash required to pay the total Optional Put Repurchase Price for the Notes validly surrendered for repurchase and not timely withdrawn. The Paying Agent will promptly distribute the cash to each holder surrendering Notes upon the later of the Optional Put Repurchase Date and the time any such holder surrenders the applicable Notes; provided, however, that the Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash. (See Page 7)

•	Until what time can I withdraw my Optional Put Repurchase Notice?

You can withdraw an Optional Put Repurchase Notice previously submitted at any time until 5:00 p.m., New York City time, on August 31, 2015. (See Page 7)

•	How do I withdraw Notes previously surrendered pursuant to ATOP?

To withdraw Notes previously surrendered pursuant to ATOP, you must comply with DTC’s withdrawal procedures prior to the expiration of the Optional Put Repurchase Offer. Holders withdrawing through DTC need not submit a physical Notice of Withdrawal (as defined below) to the Paying Agent if those holders comply with the withdrawal procedures of DTC.

You bear the risk of untimely withdrawal of your previously surrendered Notes. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on August 31, 2015. (See Page 7)

•	How do I withdraw my previously submitted Optional Put Repurchase Notice?

To withdraw a previously submitted Optional Put Repurchase Notice, you must deliver an executed written notice of withdrawal, substantially in the form delivered with this document (the “Notice of Withdrawal”), to the Paying Agent at any time prior to 5:00 p.m., New York City time, on August 31, 2015, specifying (i) if certificated, the certificate number(s) of the Notes in respect of which the Notice of Withdrawal is submitted, (ii) the portion of the principal amount of the Notes with respect to which such Notice of Withdrawal is submitted and (iii) the portion of the principal amount, if any, of such Notes which remains subject to the original Optional Put Repurchase Notice and which have been or will be delivered for repurchase, which portion must be in a principal amount of $1,000 or an integral multiple of $1,000.

You bear the risk of untimely withdrawal of your previously submitted Optional Put Repurchase Notice. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on August 31, 2015. (See Page 7)

•	Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not deliver a properly completed and duly executed Optional Put Repurchase Notice to the Paying Agent or surrender your Notes electronically through the ATOP before the expiration of the Optional Put Repurchase Offer, we will not repurchase your Notes and such Notes will remain outstanding subject to their existing terms and the terms of the Indenture. (See Page 6)

•	If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in an original principal amount of $1,000 or an integral multiple thereof. (See Page 5)

•	If I do not exercise my repurchase right, will I continue to be able to exercise my conversion rights?

If you do not exercise your repurchase right by delivering an Optional Put Repurchase Notice or through DTC’s ATOP procedures, your conversion rights will not be affected. You will continue to have the right to convert your Notes, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture. (See Page 6)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the Optional Put Repurchase Offer?

The receipt of cash in exchange for Notes pursuant to the Optional Put Repurchase Offer will be a taxable transaction to U.S. Holders (as defined below under the heading “Certain U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 8-11)

•	Who is the Paying Agent?

Wells Fargo Bank, National Association, the Trustee for the Notes, is serving as Paying Agent in connection with the Optional Put Repurchase Offer. Its address and telephone number are set forth in the Company Notice delivered with this Offer Statement.

•	Who can I talk to if I have questions about the Optional Put Repurchase Offer?

Questions and requests for assistance in connection with the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this Offer Statement.

ITEM 2.	Subject Company Information.

(a) Name and Address. Vantage Drilling Company is a Cayman Islands exempted company. The address of our principal executive offices is 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056. Our telephone number at these offices is (281) 404-4700.

(b) Securities. The securities subject to this Offer Statement and to the transaction described in the response to paragraph (a) of Item 4 below are all of our outstanding 7.875% Senior Convertible Notes due 2042. As of July 29, 2015, there was $1,856,000 aggregate original principal amount of Notes outstanding.

(c) Trading Market and Price. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Ordinary Shares and the market for similar securities. Each Holder may currently elect to convert its Notes at any time at a conversion rate of 476.1905 Ordinary Shares per $1,000 principal amount of the Notes, into, at the election of the Company, cash, Ordinary Shares or a combination of cash and Ordinary Shares, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture. This represents a current conversion price per share of approximately $2.10.

A holder may convert all or any portion of the Notes held by the holder, so long as the portion to be converted is $2,000 in principal amount or an integral multiple of $1,000 thereof. Holders that do not surrender their Notes for repurchase pursuant to the Optional Put Repurchase Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture.

If a holder has already delivered an Optional Put Repurchase Notice or surrendered the Notes through DTC’s ATOP procedures with respect to a Note, the holder may not surrender that Note for conversion unless and until the holder has validly withdrawn the Optional Put Repurchase Notice before the expiration of the Optional Put Repurchase Offer in accordance with the Indenture and as described in Item 4 below.

Our Ordinary Shares, into which the Notes are convertible, are listed on the NYSE MKT under the symbol “VTG”. The following table presents the range of high and low quarterly sales prices of our Ordinary Shares on the NYSE MKT since January 1, 2013.

	Price
	High	Low
2013
First Quarter	$1.90	$1.55
Second Quarter	2.05	1.57
Third Quarter	2.06	1.68
Fourth Quarter	1.95	1.70
2014
First Quarter	1.94	1.59
Second Quarter	2.02	1.61
Third Quarter	1.99	1.25
Fourth Quarter	1.30	0.42
2015
First Quarter	0.69	0.29
Second Quarter	0.60	0.15
Third Quarter (through July 28, 2015)	0.20	0.14

On July 28, 2015, the last reported sales price of our Ordinary Shares on the NYSE MKT was $0.15 per share. As of June 30, 2015, there were 311,024,181 shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and our Ordinary Shares before making any decision to surrender your Notes pursuant to the Optional Put Repurchase Offer.

ITEM 3.	Identity and Background of Filing Person.

This Offer Statement is being filed by Vantage. For our name and address, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of our executive officers and directors as of July 15, 2015. The address of each such person is c/o Vantage Drilling Company, 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Name	Title
Paul A. Bragg	Chairman of the Board of Directors and Chief Executive Officer
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Vice President and Secretary
Douglas W. Halkett	Chief Operating Officer
Edward G. Brantley	Chief Accounting Officer and Controller
Michael R.C. Derbyshire	Vice President – Marketing
William L. Thomson	Vice President – Technical Services, Supply Chain & Projects
Linda J. Ibrahim	Vice President of Tax and Governmental Compliance
Jorge E. Estrada	Director
Robert F. Grantham	Director
Marcelo D. Guiscardo	Director
Ong Tian Khiam	Director
Duke R. Ligon	Director
John C.G. O’Leary	Director
Steven M. Bradshaw	Director
Steinar Thomassen	Lead Independent Director

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

General

The securities subject to this Offer Statement and to the transaction described in this document are our 7.875% Senior Convertible Notes due 2042. See the response to paragraph (b) of Item 2 above. We issued the Notes under the Indenture referenced in Item 1 above. The description of the Notes and the Indenture set forth at Item 1.01 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 23, 2012, is incorporated by reference in this Offer Statement.

Under the terms of the Notes and Sections 10.02 and 10.03 of the First Supplemental Indenture, each holder of the Notes may require us to repurchase its Notes as of September 1, 2015 (the “Optional Put Repurchase Date”) at a repurchase price (the “Optional Put Repurchase Price”) equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest thereon, if any, to (but excluding) the Optional Put Repurchase Date. The Optional Put Repurchase Date is an Interest Payment Date under the terms of the Notes and the Indenture. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to record holders as of 5:00 p.m., New York City time, on August 15, 2015, and we expect that there will be no accrued and unpaid interest due as part of the Optional Put Repurchase Price. If the Trustee, as paying agent (the “Paying Agent”) holds, in accordance with the terms of the First Supplemental Indenture, cash sufficient to pay the Optional Put Repurchase Price of such Notes to be repurchased on the Optional Put Repurchase Date, then on and after such date, such repurchased Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not book-entry transfer of such Notes is made or such Notes are delivered to the Paying Agent, and all other rights of such holder with respect to such Notes shall terminate (other than the right to receive the Optional Put Repurchase Price and previously accrued interest, if any, upon delivery or transfer of the Notes). Under the terms of the Notes and the Indenture, we are required to pay the Optional Put Repurchase Price in cash with respect to any and all Notes validly surrendered for repurchase and not validly and timely withdrawn. A holder may surrender all, a portion or none of such holder’s Notes; however, we will accept Notes surrendered for repurchase only in principal amounts equal to $1,000 or an integral multiple thereof.

The Optional Put Repurchase Price is based solely on the requirements of the Notes and the Indenture and bears no relationship to the market price of the Notes or our Ordinary Shares. Accordingly, the Optional Put Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Ordinary Shares before making a decision whether to surrender their Notes for repurchase.

If a holder does not deliver a properly completed and duly executed Optional Put Repurchase Notice to the Paying Agent or surrender such holder’s Notes electronically through DTC’s ATOP procedures before the expiration of the Optional Put Repurchase Offer, we will not repurchase such holder’s Notes and such Notes will remain outstanding subject to their existing terms and the terms of the Indenture. If any Notes remain outstanding following expiration of the Optional Put Repurchase Offer, we will become obligated to repurchase the Notes, at the option of the holders, on September 1, 2017, at a repurchase price equal to the original principal amount of any Notes surrendered for repurchase plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase, as long as the portion of the original principal amount of the Notes to be repurchased is $1,000 or an integral multiple thereof. Pursuant to the terms of the Indenture, we must pay the repurchase price in cash.

The Vantage Board of Directors has not made any recommendation as to whether you should surrender your Notes for repurchase. You must make your own decision whether to surrender your Notes for repurchase and, if so, the number of Notes to surrender.

Please see the response to paragraph (c) of Item 2 above with respect to the conversion rights of the Notes. Questions and requests for assistance in connection with the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this Offer Statement.

Expiration of the Optional Put Repurchase Offer

The Optional Put Repurchase Offer expires at 5:00 p.m., New York City time, on August 31, 2015. We do not plan to extend the period holders of Notes have to accept the Optional Put Repurchase Offer unless required to do so by federal securities laws.

Procedures for Surrendering Notes

Method of Delivery

The method of delivery of Notes, the related Optional Put Repurchase Notice and all other required documents, including delivery through DTC, is at the election and risk of the person surrendering such Notes and delivering such Optional Put Repurchase Notice, and delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Optional Put Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of August 31, 2015 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on August 31, 2015.

Optional Put Repurchase Notice

The Indenture requires that the Optional Put Repurchase Notice contain:

•	if certificated, the certificate number(s) of the Notes which the Holder will deliver to be repurchased;

•	the portion of the principal amount of the Notes which the Holder will deliver to be repurchased, which portion must be $1,000 in principal amount or a multiple thereof; and

•	a statement that such Notes shall be repurchased by the Company as of the Optional Put Repurchase Date pursuant to the terms and conditions specified in paragraph 4 of the Notes and in the First Supplemental Indenture.

A form of Optional Put Repurchase Notice has been delivered with this document. The signature on the Optional Put Repurchase Notice must be guaranteed by an eligible institution (as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (an “Eligible Guarantor Institution”) unless (i) the Optional Put Repurchase Notice is signed by the registered holder(s) of the surrendered Notes (which for purposes of the Optional Put Repurchase Notice, includes any participant in DTC whose name appears on a security position listing as the holder of such Notes) or (ii) such Notes are surrendered for repurchase for the account of an Eligible Guarantor Institution.

Delivery of Notes

To receive the Optional Put Repurchase Price, holders of Notes in certificated form must properly complete and execute the Optional Put Repurchase Notice, and deliver such Optional Put Repurchase Notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for repurchase. The certificates representing the applicable Notes may, but need not, be delivered with the Optional Put Repurchase Notice. However, payment in connection with the repurchase will not be made until such Notes are delivered to the Paying Agent. The Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash.

A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender its Notes and instruct such nominee to surrender the Notes for repurchase on the holder’s behalf.

A holder who is a DTC participant may elect to surrender to us its beneficial interest in the Notes by complying with the terms and procedures of the ATOP such that the beneficial interest is delivered to the Paying Agent’s account at DTC through DTC’s book-entry system on or prior to 5:00 p.m., New York City time, on August 31, 2015.

Notes and the Optional Put Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to us does not constitute delivery to the Paying Agent. Holders that surrender through DTC need not submit a physical Optional Put Repurchase Notice to the Paying Agent if such holders comply with DTC’s transmittal procedures.

Withdrawal Procedures

Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on August 31, 2015. In order to withdraw previously surrendered Notes, holders must either comply with the DTC’s withdrawal procedures or, for Notes in certificated form, deliver to the Paying Agent a Notice of Withdrawal. The Notice of Withdrawal must state:

•	if certificated, the certificate number(s) of the Notes in respect of which the Notice of Withdrawal is submitted;

•	the portion of the principal amount of the Notes with respect to which such Notice of Withdrawal is submitted; and

•	the portion of the principal amount, if any, of such Notes which remains subject to the original Optional Put Repurchase Notice and which have been or will be delivered for repurchase, which portion must be in a principal amount of $1,000 or an integral multiple of $1,000.

The signature on the Notice of Withdrawal must be guaranteed by an Eligible Guarantor Institution unless (i) the Notice of Withdrawal is signed by the registered holder(s) of the surrendered Notes or (ii) such Notes were surrendered for repurchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Optional Put Repurchase Offer. Notes withdrawn from the Optional Put Repurchase Offer may be resurrendered by following the surrender procedures described above. Holders bear the risk of untimely withdrawal of previously surrendered Notes and must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on August 31, 2015. Holders that withdraw through DTC need not submit a physical Notice of Withdrawal to the Paying Agent if such holders comply with DTC’s withdrawal procedures.

Payment of Optional Put Repurchase Price

We will accept for payment all Notes with respect to which a valid Optional Put Repurchase Notice has been delivered to the Paying Agent or with respect to which the holder thereof has properly delivered its beneficial interest therein for repurchase by us through DTC and not validly withdrawn such delivery pursuant to the procedures described in this Item 4 prior to the expiration of the Optional Put Repurchase Offer. We will forward to the Paying Agent, before 11:00 a.m., New York City time, on the Optional Put Repurchase Date the appropriate amount of cash required to pay the total Optional Put Repurchase Price for the Notes validly tendered for repurchase and not withdrawn. The Paying Agent will promptly distribute the cash to the applicable holders upon the later of the Optional Put Repurchase Date and the time of delivery or book-entry transfer of the Note(s) in the manner required by Section 10.02 of the First Supplemental Indenture; provided, however, that the Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash. If the Paying Agent holds, in accordance with the terms of the First Supplemental Indenture, cash sufficient to pay the Optional Put Repurchase Price of such Notes to be repurchased on the Optional Put Repurchase Date, then on and after such date, such repurchased Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not book-entry transfer of such Notes is made or such Notes are delivered to the Paying Agent, and all other rights of such holder with respect to such Notes shall terminate (other than the right to receive the Optional Put Repurchase Price and previously accrued interest, if any, upon delivery or transfer of the Notes).

The total amount of funds required by us to repurchase all of the Notes outstanding as of July 29, 2015 is approximately $1,856,000 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment).

Termination of Trading

If a Termination of Trading (as defined in the Indenture) occurs, the holders may require us to repurchase any Notes not previously repurchased by us for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to (but excluding) the repurchase date for such Termination of Trading. If such a Termination of Trading were to occur, we would comply with the applicable requirements of the Exchange Act, which could have the effect of delaying our repurchase of the Notes upon a Termination of Trading.

Optional Redemption; Subsequent Redemption of Notes by Vantage

At any time on or after September 1, 2015 and before September 1, 2017, and subject to compliance with the Indenture and applicable federal securities laws regarding purchases by Vantage after the completion of a tender offer, we may redeem any Notes that remain outstanding for cash in whole or in part if the VWAP (as defined in the Indenture) of Ordinary Shares is greater than or equal to 125% of the applicable Conversion Price (as defined in the Indenture) for at least 20 Trading Days (as defined in the Indenture) during any 30 consecutive Trading Day period ending within five Trading Days prior to our notice of redemption. On or after September 1, 2017, subject to compliance with the Indenture, we may, at our option, redeem the Notes that remain outstanding for cash in whole or in part at any time or from time to time. In each case, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest to but excluding the applicable redemption date.

Upon commencement of the Optional Put Repurchase Offer, each of Vantage and its affiliates, including its executive officers and directors, is prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Optional Put Repurchase Offer until at least the tenth business day after the expiration of the Optional Put Repurchase Offer, which we expect to be September 15, 2015. Following that time, if any Notes remain outstanding, Vantage and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Optional Put Repurchase Price to be paid pursuant to the Optional Put Repurchase Offer. Any decision to purchase Notes after the Optional Put Repurchase Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Optional Put Repurchase Offer, the market price of our Ordinary Shares, our business and financial position and general economic and market conditions.

Ranking

The Notes are senior unsecured obligations of Vantage. The Notes rank equal in right of payment with all of our other senior unsecured obligations.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations, as of the date of this Offer Statement, to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the surrender of the Notes for repurchase pursuant to the Optional Put Repurchase Offer. This discussion only applies to holders who hold the Notes as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, this discussion does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, U.S. expatriates, real estate investment trusts, tax-exempt entities, insurance companies, controlled foreign corporations, passive foreign investment companies or retirement plans;

•	tax consequences to persons holding the notes as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. Holders whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders; or

•	any state, local or non-U.S. tax consequences.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal tax purposes holds the Notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your own tax advisor.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this Offer Statement. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

This discussion is provided for general information only and does not constitute legal advice to any holder regarding a surrender of the Notes for repurchase pursuant to the Optional Put Repurchase Offer. You are encouraged to consult your own tax advisor concerning the U.S. federal income tax consequences of disposing of Notes pursuant to the Optional Put Repurchase Offer and any consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction or under U.S. estate or gift tax laws.

Classification of the Notes as Debt

Whether an instrument is characterized as debt or equity for U.S. federal income tax purposes depends on the circumstances surrounding the issuer and the terms and operation of the instrument. We have treated and intend to continue to treat the Notes as debt for U.S. federal income tax purposes. If the Notes were re-characterized as equity for U.S. federal income tax purposes, the tax consequences to a U.S. Holder or Non-U.S. Holder of disposing of the Notes pursuant to the Optional Put Repurchase Offer could be materially different from the tax consequences discussed below. The following discussion assumes that the Notes are classified as debt for U.S. federal income tax purposes.

U.S. Holders

The term “U.S. Holder” means a beneficial owner of a Note who or that is for U.S. federal income tax purposes one of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) has authority to control all substantial decisions of the trust or (ii) the trust has a valid election in place to be treated as a United States person.

Disposition of Notes Pursuant to the Optional Put Repurchase Offer

In general, a U.S. Holder who receives cash in exchange for Notes pursuant to the Optional Put Repurchase Offer will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the amount of cash received in exchange for such Notes (excluding cash attributable to accrued interest, which accrued interest will be taxable as ordinary income to the extent not previously reported as income and will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation) and (ii) such U.S. Holder’s adjusted tax basis in such Notes at the time of the disposition. Generally, a U.S. Holder’s adjusted tax basis for a Note will be equal to the cost of the Note to such U.S. Holder, increased by any market discount (as described below) previously included in income by such U.S. Holder and reduced by any amortizable bond premium that the U.S. Holder has previously deducted.

Subject to the market discount rules described below, any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition. A reduced tax rate on long-term capital gain may apply to individual and other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.

A U.S. Holder that acquired a Note with market discount in excess of a statutory de minimis amount generally will be required to treat a portion of such gain as ordinary income (rather than capital gain) to the extent of the market discount accrued to the date of the disposition, less any accrued market discount previously reported as ordinary income by reason of an election by the U.S. Holder to include market discount in income on a current basis. Market discount is generally the amount by which the principal amount of a Note exceeds the U.S. Holder’s tax basis in such Note immediately after its acquisition.

Any capital gain or loss recognized by a U.S. Holder will generally be treated as U.S. source capital gain or loss for foreign tax credit purposes. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of tendering the Notes.

Medicare Surtax

Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8% Medicare surtax on their “net investment income” (in the case of individuals) and on their undistributed “net investment income” (in the case of estates and trusts). Among other items, “net investment income” would generally include gross income from interest and certain gain from the disposition of property, such as the disposition of the Notes pursuant to the Optional Put Repurchase Offer, less certain deductions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this surtax on their disposition of the Notes pursuant to the Optional Put Repurchase Offer.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the proceeds received from the disposition of the Notes pursuant to the Optional Put Repurchase Offer. A U.S. Holder may be subject to U.S. backup withholding on such payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from U.S. backup withholding on an IRS Form W-9.

U.S. backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the appropriate information is timely furnished to the IRS. U.S. Holders are encouraged to consult their tax advisors regarding the application of backup withholding and information reporting.

Non-U.S. Holders

The term “Non-U.S. Holder” means a beneficial owner of a Note that is neither a U.S. Holder nor a partnership for United States federal income tax purposes.

Disposition of Notes Pursuant to the Optional Put Repurchase Offer

Subject to the discussions below with respect to accrued interest and backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain realized upon the receipt of cash in exchange for Notes pursuant to the Optional Put Repurchase Offer, unless (i) the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied or (ii) such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) (“U.S. trade or business income”). If the first exception applies, the Non-U.S. Holder will generally be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition of the Notes. If the second exception applies, the Non-U.S. Holder will generally be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder (but without regard to the Medicare surtax described above), unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation could also be subject to a branch profits tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty.

Accrued Interest

Subject to the discussion below concerning backup withholding, amounts paid in exchange for the Notes that are treated as interest will generally not be subject to U.S. federal income or withholding tax if such payments are not U.S. trade or business income, as described above. Any payments of interest that are U.S. trade or business income will not be subject to U.S. federal withholding tax (provided the Non-U.S. Holder provides the appropriate certification, generally a properly executed IRS Form W-8ECI) but will be subject to U.S. federal income tax generally in the same manner as interest payments to a U.S. Holder (but without regard to the Medicare surtax described above), unless an applicable income tax treaty provides otherwise. If a Non-U.S. Holder is a corporation, such payments also could be subject to the branch profits tax.

Backup Withholding and Information Reporting

In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding on payments made in exchange for the Notes pursuant to the Optional Put Repurchase Offer provided that (i) the paying agent does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person and such Non-U.S. Holder certifies as to its status that it is not a United States person, or (ii) such Non-U.S. Holder has otherwise established an exemption.

U.S. backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the Non-U.S. Holder to a refund, provided that the appropriate information is timely furnished to the IRS.

(b)	Purchases.

Neither Vantage nor, to our knowledge after making reasonable inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes. We will not repurchase any Notes from such persons. See Item 3 above for a list of our directors and executive officers.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, neither Vantage nor, to our knowledge, any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Optional Put Repurchase Offer or with respect to any of the securities of Vantage including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain of our directors and executive officers are parties to ordinary course share option plans and arrangements involving our Ordinary Shares, as disclosed in our filings with the SEC.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

The purpose of the transaction is described in the response to paragraph (a) of Item 4 above. Any Notes that we repurchase pursuant to the Optional Put Repurchase Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture. Although in the ordinary course of business from time to time we review and evaluate possible acquisition and divestiture opportunities, and joint venture, merger and other business combination opportunities, except as described in this Offer Statement or in our filings with the SEC or as previously publicly announced, we currently have no agreements which would be material to a holder’s decision to participate in the Optional Put Repurchase Offer, which relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

(3) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(4) any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in our corporate structure or business;

(6) any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of Vantage, or the disposition of securities of Vantage; or

(10) any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Vantage.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Assuming all holders of Notes require us to repurchase their Notes, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $1,856,000. We intend to pay the Optional Put Repurchase Price by using available cash.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Neither Vantage nor, to our knowledge after making reasonable inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.

(b) Securities Transactions. During the 60 days preceding the date of this Offer Statement, neither Vantage nor, to our knowledge, any of our executive officers, directors or affiliates have engaged in any transactions in the Notes.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. Wells Fargo Bank, National Association, however, is the Trustee and Paying Agent under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

ITEM 10.	Financial Statements.

        We believe that our financial condition is not material to a holder’s decision with respect to the Optional Put Repurchase Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Optional Put Repurchase Offer is not subject to any financing conditions, the Optional Put Repurchase Offer applies to all outstanding Notes and we are a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations for us and our subsidiaries are reported with the SEC electronically on EDGAR on a consolidated basis.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

        (c) Other Material Information. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at www.sec.gov.

We have filed with the SEC this Offer Statement to satisfy the filing and disclosure requirements of Section 13(e)(4) and Rule 13e-4 of the Exchange Act, furnishing certain information with respect to the Optional Put Repurchase Offer. This Offer Statement, together with any exhibits and any amendments hereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about us and our financial condition:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015;

•	all other reports we have filed with the SEC under Section 13(a), 14 or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 2014;

•	all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Offer Statement and prior to the expiration of the Optional Put Repurchase Offer;

•	the description of the Notes and the Indenture set forth at Item 1.01 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 23, 2012; and

•	the description of our Ordinary Shares contained in Item 1 of our Registration Statement on Form 8-A/A filed with the SEC on January 14, 2010, including any amendments or reports filed for the purpose of updating the description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12.	Exhibits.

Exhibit Number		Description

(a)(1)(A)	—	Company Notice to Holders of Vantage Drilling Company 7.875% Senior Convertible Notes due 2042, dated July 29, 2015, and Form of Optional Put Repurchase Notice.

(a)(1)(B)	—	Form of Notice of Withdrawal.

(a)(1)(C)	—	IRS Form W-9.

(a)(5)(A)	—	Vantage Press Release dated July 29, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(2)	—	First Supplemental Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(3)	—	The description of the Notes and the Indenture set forth at Item 1.01 in Vantage’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 23, 2012 (incorporated by reference to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(g)	—	Not applicable.

(h)	—	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2015

VANTAGE DRILLING COMPANY

By:	/s/ DOUGLAS G. SMITH
Name:	Douglas G. Smith
Title:	Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)	—	Company Notice to Holders of Vantage Drilling Company 7.875% Senior Convertible Notes due 2042, dated July 29, 2015, and Form of Optional Put Repurchase Notice.

(a)(1)(B)	—	Form of Notice of Withdrawal.

(a)(1)(C)	—	IRS Form W-9.

(a)(5)(A)	—	Vantage Press Release dated July 29, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(2)	—	First Supplemental Indenture, dated as of August 21, 2012, between Vantage and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(d)(3)	—	The description of the Notes and the Indenture set forth at Item 1.01 in Vantage’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 23, 2012 (incorporated by reference to Vantage’s Current Report on Form 8-K filed August 23, 2012).

(g)	—	Not applicable.

(h)	—	Not applicable.